July 23, 2015

Via EDGAR

Pamela A. Long, Assistant Director

Asia Timmons-Pierce, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	NAC Global Technologies, Inc.,
Amendment No. 3 to Registration Statement on Form S-1 Filed June 23, 2015
File No. 333-200969

Dear Ms. Long and Ms. Timmons-Pierce:

We hereby submit the responses of NAC Global Technologies, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated July 10, 2015, to Vincent Genovese, Chief Executive Officer of the Company, in regard to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Amended Registration Statement”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the respective page numbers in the Amended Registration Statement. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended Registration Statement, as indicated in the specific response.

General

1.	Prior to the effectiveness of the registration statement, please arrange to have the Financial Industry Regulatory Authority (FINRA) call us or provide us with a letter indicating that FINRA has cleared the placement agent arrangement for the offering.

Company Response: We will make the requested arrangements.

Executive Compensation, page 39

Potential Payments upon Termination or Change of Control, page 40

2.	Please disclose the material terms of your severance agreements for each of the named executive officers. See Item 402(q)(2) of Regulation S-K.

Company Response: We have disclosed the material terms under Vincent Genovese’s employment agreement and the compensation that we are obligated to pay to him in the event of his termination or a change in control. The other named executive officers do not have an employment agreement. As such, in the event that any of the other named officers are terminated or there is a change in control, we do not have an agreement with any of them to receive any compensation upon such termination or change in control.

Exhibit 5.1

3.	Please have counsel revise the legality opinion to opine on the Units and each security component of the Units. Please note that counsel should provide a binding obligation opinion with respect to the legality of the Units. Since the warrants are contractual obligations issued pursuant to agreements, counsel must opine that the warrants, when issued, will be a binding obligation under the law of the jurisdiction governing the warrants. Counsel should provide an opinion with respect to whether the common stock will be, when sold: legally (or validly) issued; fully paid; and non-assessable

Company Response: Our counsel has revised their opinion accordingly. Notwithstanding, our counsel respectfully believes that it is not required to opine that the offered units (the “Units”) are a binding obligation of the Company. Counsel respectfully believes that it is sufficient to opine that the Units will be validly issued, fully paid, and non assessable. Specifically, our counsel relies on Staff Legal Bulletin No. 19 (CF), dated October 14, 2011, which states in pertinent part:

The Division has traditionally asked for a binding obligation opinion with respect to the legality of the units. To the extent counsel believes the units should be treated in a similar fashion as shares of capital stock under applicable state law, the Division may permit an opinion of counsel that provides that the units are legally issued, fully paid and non-assessable.

Additionally, please see an applicable precedent that can be found in Amendment No. 7 to the Registration Statement on Form S-1 for issuer Nxt-ID, Inc., which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013. The legal opinion included in that filing did not state that the units were a binding obligation and counsel only opined that “the Units when and to the extent issued and sold in exchange for payment in full to the Company of all consideration required therefor as applicable, and as described in the Registration Statement, will be duly authorized and validly issued.”

We acknowledge the following: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our counsel at (212) 603-6300.

Respectfully submitted,

NAC GLOBAL TECHNOLOGIES, INC.

By:	/s/ Vincent Genovese
Name: Vincent Genovese Title: President and CEO